May 29, 2020

Ms. Suzanne Hayes

Legal Branch Chief

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Venator Materials PLC

Registration Statement on Form S-3

File No. 333-238699

Ladies and Gentlemen:

On behalf of Venator Materials PLC, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 3:30 p.m., Washington, D.C. time, on June 2, 2020, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

VENATOR MATERIALS PLC

		By:	/s/ Sean Pettey
Name: Sean Pettey
Title: Associate General Counsel, Corporate and Assistant Secretary

cc:	Simon Turner, Venator Materials PLC
Sarah K. Morgan, Vinson & Elkins L.L.P.